Liquid Media Reports Third Quarter Fiscal Year 2022 Financial Results

VANCOUVER, British Columbia, October 18, 2022 – Liquid Media Group Ltd. (the “Company”, “Liquid Media” or “Liquid”) (Nasdaq: YVR) announces financial results from its third quarter for fiscal year 2022 ended August 31, 2022.

Financial highlights from the quarter and corporate highlights to date include:

●Revenues of $1,533,893 for Q3 2022, compared to $5,365 in the same period in the prior year (increase of 28,491%)

●Gross profit for Q3 2022 increased to $512,909, from $496,618 for the prior quarter (increase of 3%) and gross loss of $46,562 for Q3 2021

●Operating expenses for the three-month period were $2.1 million

●iGEMStv launches mobile application for Android and iOS devices, highlighting the introduction of iGEMS+

●DCU enters into multi-year agreement with Screenvision Media, expands eDelivery platform to over 3,000 locations globally

●Granted 180-day extension by Nasdaq to regain minimum bid price requirement

CEO Joshua Jackson comments, “We continue to execute on our ambitious business plan, leveraging success with our subsidiary companies as well as key partnerships,” commented Joshua Jackson, Liquid Media CEO.  “Continued strong revenue from DCU and iNDIELFIX along with new offerings from IgemsTV and Projektor continue to expand our ability to provide resources to our customers and help independent creators navigate through the full lifecycle of intellectual property. We expect to continue to create new avenues for our customers to share their creations alongside new opportunities to bring shareholder value through our multi-pronged approach, and we look forward to continuing to report on the successes of our subsidiaries, partners and clients.”

Q3 2022 Financial Results

For the quarter ended August 31, 2022, sales increased by $1,528,528 to $1,533,893 from $5,365 for the comparative quarter due to the continued development of strategic acquisitions IndieFlix, iGEMS, and DCU.

Gross profit increased by $559,471 to $512,909 for the quarter ended August 31, 2022 from a loss of $46,562 for the comparative quarter.  The increase in gross profit is attributable to the

Company acquiring IndieFlix and DCU which had, and continue to have, positive gross profit prior to the acquisition and the Company writing off three license agreements during 2021 that no longer needed to be amortized during the current quarter.

Operating expenses increased by $1,088,196 to $2,095,841 for the quarter ended August 31, 2022 from $1,007,645 for the comparative quarter, principally due to the compensation expense related to the significantly increased headcount resulting from the acquisitions of IndieFlix and DCU.  Further information can be obtained from the Company’s filings on the SEC website at www.sec.gov.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company empowering independent IP creators. Liquid’s end-to-end solution enables professional video (film/TV and streaming) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Additional information is available at www.LiquidMediaGroup.co.

CONTACT:

Investors / Business

Justin Kulik

CORE IR

justin@coreIR.com

Industry

Jane Owen

Jane Owen PR

(323) 819-1122

jane@janeowenpr.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "potentially" and similar expressions, or are those, which, by their nature, refer to future events. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: developments related to the COVID-19 pandemic, regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions, as well as additional risks disclosed in the Company’s annual and quarterly financial reports available at www.sedar.com. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the

Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.